Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

The Board of Directors
Freescale Semiconductor, Ltd.:

We consent to the incorporation by reference in the registration statement (No. 333-175194) on Form S-8 of Freescale Semiconductor, Ltd. of our reports dated February 10, 2014, with respect to the consolidated balance sheets of Freescale Semiconductor, Ltd. and subsidiaries as of December 31, 2013 and 2012, and the related consolidated statements of operations, comprehensive loss, shareholders’ deficit, and cash flows for each of the years in the three-year period ended December 31, 2013, and the effectiveness of internal control over financial reporting as of December 31, 2013, which reports appear in the December 31, 2013 annual report on Form 10-K of Freescale Semiconductor, Ltd.

/s/ KPMG LLP
Austin, Texas
February 10, 2014